Exhibit 12.1

Home BancShares, Inc.

Computation of Ratios of Earnings to Fixed Charges

	Three Months Ended March 31,		Year Ended December 31,
Exhibit	2017	2016	2016	2015	2014	2013	2012
(Dollars in thousands)
Fixed Charges and Preferred Dividends
Interest expense	$9,240	$6,850	$28,986	$20,370	$17,557	$14,013	$19,761
Capital debt expense Trust Preferred	439	377	1,593	1,354	1,313	518	1,774
Estimated interest in rent	200	200	784	779	751	515	435
Preferred dividends (E)	—	—	—	—	—	—	—

Combined fixed charges and preferred dividends (B)	9,879	7,427	31,363	22,503	19,621	15,046	21,970
Less: interest on deposits	5,486	3,634	15,926	12,971	12,796	9,744	14,989

Combined fixed charges and preferred dividends excluding interest on deposits (D)	$4,393	$3,793	$15,437	$9,532	$6,825	$5,302	$6,981

Earnings
Pre-tax income from continuing operations	$72,230	$66,169	$282,646	$218,491	$177,173	$104,473	$98,451
Fixed charges and preferred dividends	9,879	7,427	31,363	22,503	19,621	15,046	21,970

Total earnings (A)	82,109	73,596	314,009	240,994	196,794	119,519	120,421
Less: interest on deposits	5,486	3,634	15,926	12,971	12,796	9,744	14,989

Total earnings excluding interest on deposits (C)	$76,623	$69,962	$298,083	$228,023	$183,998	$109,775	$105,432

Ratio of earnings to fixed charges
Ratio, including interest on deposits (A/(B-E))	8.31x	9.91x	10.01x	10.71x	10.03x	7.94x	5.48x
Ratio, excluding interest on deposits (C/(D-E))	17.44x	18.44x	19.31x	23.92x	26.96x	20.70x	15.10x

Ratio of earnings to fixed charges & preferred dividends
Ratio, including interest on deposits (A/B)	8.31x	9.91x	10.01x	10.71x	10.03x	7.94x	5.48x
Ratio, excluding interest on deposits (C/D)	17.44x	18.44x	19.31x	23.92x	26.96x	20.70x	15.10x